Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Filer: Square, Inc.

Subject Companies:

Square, Inc.

(Commission File No. 001-37622)

Afterpay Limited

August 2, 2021

The following is a transcript of the interview of Amrita Ahuja, Chief Financial Officer of Square, Inc., on CNBC’s “Squawk on the Street” on August 2, 2021.

Unofficial Transcript

JIM CRAMER: Joining us is Amrita Ahuja, who has been on “Mad Money” many times, Chief Financial Officer at Square and Nick Molnar, Afterpay co-founder and CEO. Congratulations to you both. I mean I have a lot of people worried that the stock will be down so Amrita let me ask you point blank, what about this deal has you and probably Wall Street so excited about because don’t we have a lot of buy now, pay laters? Isn’t it crowded?

AMRITA AHUJA: Thanks so much for having us on today. We’re so excited to talk about this transaction which brings together two of the fastest growing fintech companies globally. Buy now, pay later is an incredibly attractive space going after a $10 trillion online payments industry where we’re about 2% penetrated today from a buy now, pay later perspective but we’re seeing those consumer sentiment shifts toward transparent borrowing opportunities like buy now, pay later and with merchants, we’re looking for that omni channel experience to serve buyers across channels whether in person or online through this means. And with afterpay, we have the opportunity to strengthen and closely connect our seller ecosystem which serves millions of merchants and Cash App which serves 70 million active consumers on an annual basis. Together, we can create an even more powerful commerce platform connecting the two.

CRAMER: Okay, let me go to Nick, Amrita. Nick, why did you want to sell? The growth here was absolutely incredible. Why do you need to cash out now?

NICK MOLNAR: Yeah, look. Thank you for having me. From, from our perspective, you know, this all-stock deal, you know, represents a huge excitement for us on the long term, you know, prospects so you know when you think about the merchant side of the equation with Cash App, sorry, with Square’s seller business you have millions of retailers on one side and you have 70 million annual active consumers on the Cash App side of the equation so, you know, to think about the inflection point of where we are in our growth curve right now, which is you say we’re growing still very strongly off really, a really large base, it’s an incredible opportunity for us to expand particularly in the US where we’ve only been for three years but, you know, it’s already contributing 50% of our total sales volume.

DAVID FABER: So simply put, you saw this as a better opportunity than staying an independent company?

MOLNAR: From, from our perspective, we’ve been really fortunate with the growth that’s occurred over the last many years. I mean for, for perspective, we launched in the US just three years ago and within like after two and a bit years, we processed over a billion dollars in the month of volume. So, you know, last financial year, we, on a constant currency basis, grew 170 plus percent year on year in North America. I just believe this opportunity for buy now, pay later in — It’s an amazing opportunity for us.

FABER: Amrita, you know, when I look at Square, I just I wonder in terms of your competition against banks in sort of what have been some traditional lines of their business and others obviously being created, are you or should you be considered in any way something that should be regulated like a bank?

AHUJA: You know, we always work closely with our regulators and as you know we have a charter for a bank, which we just opened a few months ago, which is a subsidiary of Square called Square Financial Services, but the rest of Square works across partners across the ecosystem. And in fact with Afterpay, what we’re seeing here is customers using their own money to make purchases over time in a way that Afterpay can responsibly finance with 15 turns in a year from either their own balance sheet or from financing warehouses and so we see a real opportunity to enable in, you know the next gen consumer that’s looking for different ways and in this experience, an interest free way of expanding the purchase potential. What that ends up doing is merchants pay for the Afterpay experience but they get higher average order volumes, they get greater conversion, they get greater frequency and lower returns and they get a marketing channel from Afterpay, which is sending on average million leads a day to merchants which is ultimately helping those merchants grow their business and that’s what Square is all about helping our customers grow their business.

CRAMER: Okay Amrita, we all know why competitor Affirm. We’ve had Max Levchin on. Affirm doing quite well, it’s less expensive in terms of dollar amount than, than Afterpay. Why, why did you not buy Affirm?

AHUJA: So, there’s a couple of reasons that we think Afterpay is the right partner for Square. First, its high growth and it’s accretive to Square’s growth, it’s rare for Square which is growing at 91% in Q2, our highest growth quarter as a public company, to find another company that at scale is accretive to our growth and if you look on an LTM basis, Square grew our gross profits 71% year over year, Afterpay grew theirs 96% year over year. Second, we see this business model, which is interest free via Afterpay, to be better suited to our view and our purpose of economic empowerment. We see a more complimentary merchant, merchant base, which enables higher frequency purchases across the retail and beauty categories that Afterpay serves. And we see a global footprint with Afterpay serving 50% of their gross merchant volumes in the US and 50% outside of the US, key areas that Square wants to continue to grow. And then, you know, most importantly, we see Nick and Ant, the two co-founders and entrepreneurs who lead Afterpay and will be joining Square who are culturally aligned with our mission and we can’t wait to work together.

FABER: Yeah, I was curious about that Nick. You just heard Amrita say you’re cultural, culturally aligned. What does that mean?

MOLNAR: Look, as we’ve gotten to know the Square leadership team, it’s become imminently apparent how entrepreneurial led the team is. We’re grounded on the same vision, you know, with Square being around economic empowerment enough to pay around fairness and financial freedom for all and our teams, you know, throughout the whole organizations, you know, live those values every single day so as we’ve gotten to know each other over recent times, it became really clear that, you know, not only were our strategies aligned but there was just really clear alignment of purpose and values and to me that’s ultimately the foundation that achieves our long term, our long term strategy and our long term objectives.

CRAMER: Okay, Nick, just explain to me. Let’s say I miss a payment, there’s a fee, how much is the fee and what happens if I miss a second payment?

MOLNAR: Yeah. So, from an Afterpay perspective, the moment you miss your first transaction, we actually disable your account so you can’t keep shopping until you pay that late payment back so fundamentally the opposite of, you know, consumer credit company where if 100% of people pay back the credit card on time, the industry simply doesn’t work. We’ve taken the opposite approach. Our late fees vary state by state and, you know, in many instances actually have a grace, a grace period as well so it’s good business for us to not, to not, you know, earn late fee revenue and income earned from the consumers, you know, is the opposite of a consumer finance company being about 90% from the merchant and approximately 10% from the consumer so it’s fundamentally the opposite of how traditional finance has worked in the past.

CRAMER: Hey Amrita, I know I was talking to JPMorgan this morning. They have buy now, pay later, kind of have it, I guess they really haven’t promoted it I’m sure if somebody wants it, it would be given to them but they are heavily regulated and I think that they always have the regulators in mind before they do anything. Don’t you, mean it’s okay for you to say you’ve got a, you’ve got a big advantage, is it an unfair advantage? I’m sure you don’t say so but when you, when you look at what they’re, what you’re doing. I mean, do you want to crush the JPMorgans and the Wells Fargos?

AHUJA: Look, this is a competitive space, one in which we bring with Afterpay two complimentary sets of assets and one in which we’re just focused on providing greater choice for our customers whether it’s merchants or consumers. We think we will have a differentiated offering. We believe Afterpay today has a differentiated offering because they not only have relationships with 100,000 enterprise merchants but they have relationships with 16 million consumers around the world and that ability to drive inflow of customers from their consumer ecosystem into merchants is ultimately what’s valuable to the merchants and their brand that they’ve developed over the years is very popular amongst Gen Z and millennials, similar to Square. So, we see some real potential overlap and synergy as we think about combining our businesses together.

CRAMER: Wow, I mean they’ve, you’ve got the Cash App, you have the millennials. I understand why the stock is up. I want to thank Amrita and Nick. Always great to see you, congratulations.

AHUJA: Thanks so much.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Transaction”) between Square and Afterpay Limited (“Afterpay”), Square intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Square Class A common stock to be issued in connection with the transaction (including a prospectus therefor), which will include a proxy statement that will be sent to the shareholders of Square seeking their approval of such issuance. Square may also file other relevant documents with the SEC regarding the proposed transaction. Related information will also be included in the scheme booklet that Afterpay will prepare and, following approval from the Australian court, dispatch to its shareholders in connection with the scheme meeting at which Afterpay shareholders will consider whether or not to approve the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR OTHERWISE BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SQUARE, AFTERPAY, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain (if and when available) free copies of the registration statement on Form S-4, the proxy statement, the prospectus, the scheme booklet, and other documents containing important information about Square and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Investors and security holders will be able to obtain those documents released by Afterpay to the Australian Securities Exchange (“ASX”) announcements platform free of charge at ASX’s website, www.asx.com.au. Copies of the documents filed with the SEC by Square will be available free of charge on Square’s Investor Relations website at https://investors.squareup.com.

Participants in the Solicitation

Square, Afterpay, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Square’s security holders in connection with the proposed transaction. Information about Square’s directors and executive officers is set forth in Square’s proxy statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2021, and its Current Report on Form 8-K filed with the SEC on May 7, 2021 and subsequent statements of beneficial ownership on file with the SEC. Information about Afterpay’s directors and executive officers is set forth in Afterpay’s latest annual report dated August 27, 2020, as updated from time to time via announcements made by Afterpay on the ASX. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Square security holders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Examples of forward-looking statements in this communication include, among others, statements regarding the future performance of Square and Afterpay, the perceived synergies and other benefits of the pending transaction between Square and Afterpay; the ability of the transaction to accelerate growth and to strengthen the integration between Square’s Seller and Cash App ecosystems; expectations around the financial impact of the transaction on Square’s financials; and statements regarding the expected timing for the closing of the pending transaction.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors described from time to time in Square’s filings with the SEC and Afterpay’s filings with the ASX, including Square’s Annual Report on Form 10-K for the year ended December 31, 2020 and most recent Quarterly Report on Form 10-Q and Afterpay’s Annual Report for the financial year ended June 30, 2020 (Appendix 4E), Half-Year Report for the half year ended December 31, 2020 (Appendix 4D), Q3 FY21 Business Update for the quarter ended March 31, 2021, and FY21 Trading Update for the financial year ended June 30, 2021, and future filings and reports by either Square or Afterpay.

In addition, other factors related to the pending transaction between Square and Afterpay that contribute to the uncertain nature of the forward-looking statements include, but are not limited to: the expected timing to complete the pending transaction; filings and approvals relating to the pending transaction; the ability to complete the pending transaction considering the various closing conditions, including shareholder approvals; and the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the pending transaction. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements. Investors are cautioned not to place undue reliance on these statements.

All forward-looking statements are based on information and estimates available to Square or Afterpay at the time of this communication and are not guarantees of future performance. Except as required by law, neither Square nor Afterpay assume any obligation to update any of the statements in this communication, and any statement in this communication is subject to change without notice.

The distribution of this communication may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this communication must inform himself or herself of and comply with any such restrictions.